Filed by Colonial Properties Trust Pursuant to Rule 425

under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Cornerstone Realty Income Trust, Inc.
Commission File No.: 001-12875

     Set forth below is the management presentation in the conference call relating to the merger transaction between Colonial Properties Trust and Cornerstone Realty Income Trust, Inc.:

     Barbara Pooley:

     Thank you, operator. Good morning everyone and thank you for joining us. On the call today are:

•	Tom Lowder, chairman and chief executive officer of Colonial Properties Trust;

•	Glade Knight, chairman and chief executive officer of Cornerstone Realty Income Trust;

•	Reynolds Thompson, chief operating officer of Colonial Properties Trust; and

•	Weston Andress, chief financial officer of Colonial Properties Trust.

     After management’s comments, we will open the call to take your questions.

     I would like to remind you that this call may include discussion of income, FFO, same-property growth, acquisitions, development, disposition activity, and the corresponding financing, among other things. All of this is forward-looking information and represents the company’s best estimates based on currently available information. As with any of these types of estimates, they are based on a number of assumptions, any of which, if unrealized, could adversely affect the accuracy of these estimates. Please see our latest SEC filings for further details and explanation of risks.

     Any non-GAAP financial measures that we discuss today are reconciled to the closest GAAP financial measure in filings that can be found on the company’s website, at www.colonialprop.com. Additionally, a slide presentation to augment management’s comments about the transaction is available on the website.

     Now I will turn the call over to Tom.

     Tom Lowder:

     Thank you, Barbara. Good morning and thank you for joining us on our call today.

     I am excited to announce that we have entered into a definitive agreement to merge with Cornerstone Realty Income Trust. This is truly a company-changing event. Our combined company will have a total enterprise value in excess of $5 billion and possess one of the largest Sunbelt focused multifamily platforms. This combination will achieve key elements of our strategic plan:

•	To significantly increase the size and percentage of our multifamily portfolio and investment AND

•	To diversify our NOI stream geographically into an additional number of high growth markets

     At the beginning of the year, we discussed our intention to rebalance our portfolio, which was weighted toward retail shopping centers and malls into the multifamily sector. We believe that the apartment sector currently offers upside opportunities as it begins to recover, and now is an excellent time to increase our capital investment in this sector.

     Following our merger with Cornerstone, the combined company will own or manage more than 46,000 apartment homes, up from approximately 24,000 today. In addition, following the transaction, our multifamily portfolio is expected to generate over 50% of our pro forma NOI in its first full year of operations.

     Our strategic business plan also calls for us to expand our presence in high growth Sunbelt markets#another reason why the merger with Cornerstone is such a great strategic fit for us. More than 85% of Cornerstone’s projected 2005 NOI is expected to come from U.S. markets which rank in the top 20% in household formation growth expected over the next five years. We believe some of Cornerstone’s most significant markets — Dallas-Ft. Worth, Charlotte, and Atlanta — have substantial upside. In these markets we have recently observed positive net absorption, declining supply levels and decreasing rental concessions. These three markets represent roughly 42% of Cornerstone’s projected 2004 NOI. As a result, this strategic combination will create upside potential through occupancy and rental rate growth, as well as increased acquisition and development opportunities in these markets.

     The next point I wanted to touch on relates to our goal of geographic diversification into high growth markets. Today, much of our portfolio is concentrated in three states, Alabama, Georgia and Florida, with 42% of our projected 2004 NOI coming from Alabama. It makes sense for us to diversify our portfolio and increase our exposure to additional high growth markets. This transaction goes a long way in addressing this goal. Following the transaction, no state is expected to account for more than 27% of our projected NOI.

     We believe this combination benefits the shareholders, customers and associates of both companies. On behalf of all of us at Colonial Properties, I want to welcome the entire Cornerstone organization.

     Now, Glade Knight, Chairman and CEO of Cornerstone, who upon completion of this merger will join our expanded board, will speak to you.

     Glade Knight:

     Thank You, Tom. I am indeed honored to be here in Birmingham, in Colonial territory to make this exciting announcement. The outline Tom gave to you is very exciting, it’s very appealing to me, I believe will be very appealing to our shareholders as we bring two great Sunbelt REITs together in this merger.

     I’d like to give a few thanks to a number of people that have been working extremely hard. First thank of thanks I’d like to give is to our Senior Management teams of both companies. They have worked endless hours together and have joined to make this day possible for us today and I would like to thank each and every one of them. The professional advisors on both sides have truly done an outstanding job and I think they are some of the besting the country. I’d like to thank all the Cornerstone employees for all of their hard work and those that are hearing this for the first time I would like to assure you that this opens new doors of opportunity. It’s a great fit. It is a great alignment of our strengths and the opportunities which are before us. But also, to our shareholders, this is a very, very exciting venture for our shareholders. A much larger, a much more diversified REIT. I have spent time in the field visiting almost all of their properties. I am extremely impressed with the talent in the field with the knowledge of their markets, with the diversification of their portfolio and I think that their strategies are strong and sound and will move up to the future in a fashion that we were probably unable to move standing alone. I think that the benefits of this transaction will show up quarter after quarter as we move into these areas that I am very familiar with and the markets and the properties that we are excited about. We see a recovery and a strong recovery coming, which interpreted back for our shareholders, will give strong growth in the future. As the portfolio itself, the soundness of the dividend, I think is extremely important to our shareholders and as we move forward, I express my thanks to Colonial. They are an extremely well managed REIT outstanding people and I am very pleased to become the Cornerstone of their future. Thank you very much Tom.

     Tom Lowder:

     Thank you, Glade. Now I’d like Reynolds to walk through our integration plan. Then Weston will give you additional financial details.

     Reynolds.

     Reynolds Thompson:

     Tom gave you the big picture, and I will to add some insight on the specifics of our integration plan. First, however, I want to reiterate Tom’s and Glade’s point that it is employees of both Colonial Properties and Cornerstone who are the key to making this combination a success. We recognize that Cornerstone’s associates are valuable members of the Cornerstone team and we look forward to building on that relationship as you join our team. This merger creates an exciting opportunity to not only blend people and properties but to combine knowledge and experience that spans more than 35 years.

     We are a company rich in history and embrace strong core values of Customer First, Trust, Teamwork, and Star Performance. Our Vision is to be the star performer in real estate and we believe that endeavor begins with our team members.

     Beginning today, we will be communicating with the Cornerstone employees regarding our employment practices and about what being a Colonial Properties Team Member will mean to them. We want to get to know them and likewise we want them to get to know us; accordingly we’ve posted a packet of information on our website that tells them about Colonial and includes a list of “Frequently Asked Questions” to help them with the transition. They can access this list by visiting Colonial Properties’ website at www.colonialprop.com under the Corporate Profile: Human Resources tab.

     In addition, the senior management teams of both companies will be addressing employee groups this week as part of an “Employee Road Show.”

     Overnight, this merger creates a platform to grow Colonial Properties, and we want to build on the talents and skills of the Cornerstone associates who will join us. To this end, we have established integration teams representing all functional areas of both companies. The teams, which are headed by leaders from each company, will address all aspects of our operations.

     We expect to finalize our new organization structure by mid November. Throughout the process, we will identify best practices. We believe that strong management and employee commitment is a key to our success in this transaction.

     Weston will now go through the details of the transaction.

     Weston Andress:

     Thanks, Reynolds.

     I would like to walk you through the structural aspects of this transaction. Colonial Properties is acquiring all of the outstanding common stock and units of Cornerstone for $10.80 per share. This represents a 7.2% premium to Cornerstone’s closing share price on October 22, 2004.

     The consideration to Cornerstone’s common shareholders will be in the form of common and preferred shares, based on the election of Cornerstone’s shareholders. However, this is subject to the limitation that preferred shares account for no more than 25% of the total merger consideration. Those who elect common stock consideration will receive a fixed exchange ratio of 0.2584 common shares of Colonial Properties per Cornerstone share. This results in an implied value of Cornerstone at $10.89 per share. Those who elect preferred shares will receive 0.4200 shares of Series E $25 liquidation preference redeemable perpetual preferred shares yielding 7.62%. Assuming a Cornerstone shareholder receives consideration of 75% common and 25% preferred shares, we reach the $10.80 per share I referenced earlier.

     The total value of the transaction including transaction costs is in excess of $1.5 billion. In connection with the transaction, we expect to issue to Cornerstone shareholders approximately 11 to 14 million shares of Colonial common stock, depending on the final mix of common and preferred consideration. In addition to the purchase of equity, we will refinance or assume approximately $850 million of Cornerstone debt including the impact of the mark-to-market of the debt.

     Cornerstone will have a termination right in the event that the average price of Colonial shares for the 20 days ending 10 days prior to the closing is below $31.00. However, Colonial has the right to “top-up” the consideration in cash or common stock to provide Cornerstone shareholders with the same value that they would have received had Colonial’s share price been

$31.00. Colonial will have a reciprocal termination right if Colonial’s share price rises above $49.00 for the same measurement period. There is a $20 million break up fee in the transaction.

     The price on a per-unit basis values the existing Cornerstone portfolio at roughly $67,000 per unit, which we believe is replacement cost. The overall implied capitalization rate on the transaction is 6.3% based on 2005 pro forma NOI. This NOI is net of management fees equaling 3% of revenues and a capex reserve of about $300 per unit. The purchase price used in this calculation also includes discretionary up-front capex by Colonial of $10 million for the Cornerstone properties.

     In our underwriting of the transaction we were able to identify a number of areas where costs can be reduced and we expect to realize approximately $3 million of G&A savings in the first full year of our combined operations. We have modeled the financial impact of the transaction under a number of scenarios and expect the transaction to be neutral to slightly accretive in 2005.

     From a credit perspective we are comfortable with the impact of this transaction on our balance sheet. We are committed to maintaining our investment grade ratings. Our September 30th 2004 pro forma net debt to total market cap will be approximately 53%.

     We expect to close the transaction by the end of the first quarter of 2005. We plan to maintain our current annual dividend policy. Presently our annual dividend is $2.68 a share. We have increased our dividend for 11 consecutive years, and do not project the merger to materially affect our payout ratio on funds from operations. Now let me turn the call back over to Tom.

     Tom Lowder:

Thank you, Weston. Now before I like to open the call to your questions allow me to reiterate why we’re excited about this merger.

•	It achieves key elements of our strategic plan

•	It shifts a significant percentage of our investments from retail and office to multifamily in a single transaction

•	It provides geographic diversification in high growth Sunbelt markets

•	The combination creates upside potential for us as the apartment sector recovers and gives us exposure to additional opportunities in great markets

•	Finally, the transaction delivers value for both Colonial Properties’ shareholders and Cornerstone’s shareholders.

     *      *      *      *      *      *      *      *      *      *

     Tom Lowder:

     Thanks everyone for joining us. We look forward to updating you in the coming months about this exciting new platform for Colonial Properties. Goodbye.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Cornerstone Realty Income Trust, Inc. with and into Colonial Properties Trust, Cornerstone and Colonial intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CORNERSTONE AND COLONIAL ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CORNERSTONE, COLONIAL AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cornerstone and Colonial with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Colonial by directing a written request to Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, Attention: Investor Relations, and free copies of the documents filed with the SEC by Cornerstone by directing a written request to Cornerstone Realty Income Trust, Inc., 306 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Cornerstone, Colonial and their respective executive officers, trustees and directors may be deemed to be participants in the solicitation of proxies from the security holders of Cornerstone and Colonial in connection with the merger. Information about those executive officers and directors of Cornerstone and their ownership of Cornerstone common shares is set forth in the proxy statement for Cornerstone’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2004. Information about the executive officers and trustees of Colonial and their ownership of Colonial common stock and limited partnership units in Colonial Realty Limited Partnership is set forth in the proxy statement for Colonial’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Cornerstone, Colonial and their respective executive officers, trustees and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

     This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.